UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

HC2 Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404139107

(CUSIP Number)

Avram Glazer

Lancer Capital LLC

777 South Flagler Drive

Suite 800, West Tower

West Palm Beach, Florida 33401

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404139107	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Lancer Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,452,548 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,452,548 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,452,548 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1) Includes 468,594 shares of Common Stock of HC2 Holdings, Inc. (the “Issuer”) issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026.

(2) Based on 76,752,805 shares of Common Stock of the Issuer outstanding as of February 28, 2021, as reported in the Issuer’s Form 10K filed with the Securities and Exchange Commission on March 10, 2021.

CUSIP No. 404139107	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Avram Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,650,403 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,650,403 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,650,403 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.04% (1)(2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 468,594 shares of Common Stock of HC2 Holdings, Inc. (the “Issuer”) issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026.

(2) Based on 76,752,805 shares of Common Stock of the Issuer outstanding as of February 28, 2021, as reported in the Issuer’s Form 10K filed with the Securities and Exchange Commission on March 10, 2021.

CUSIP No. 404139107	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Avram Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,164,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,164,108
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,164,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.82% (1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 76,752,805 shares of Common Stock of the Issuer outstanding as of February 28, 2021, as reported in the Issuer’s Form 10K filed with the Securities and Exchange Commission on March 10, 2021.

CUSIP No. 404139107	13D	Page 5 of 8 Pages

Explanatory Note

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 23, 2020 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of HC2 Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and restated to include the following:

2,504,656 of the shares of Common Stock to which this Amendment No. 7 relates were purchased with funds generated and held by the respective Reporting Persons. The aggregate purchase price of the shares of Common Stock was approximately $9,410,154 (excluding commissions).

ITEM 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated to include the following:

On March 17, 2021, the Trust entered into a 10b5-1 plan (the “10b5-1 Purchase Plan”), pursuant to which it intends to purchase shares of the Common Stock in compliance with Rule 10b5-1 of the Act, as amended, and the rules and regulations promulgated thereunder. The 10b5-1 Purchase Plan contemplates the purchase of shares of Common Stock in an aggregate amount not to exceed 3,000,000. The Trust has reserved the right to terminate the 10b5-1 Purchase Plan at any time, subject to applicable law and the Issuer’s policies and procedures. A copy of the 10b5-1 Purchase Plan is attached as Exhibit 99.2 hereto and incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the date hereof, Lancer beneficially owns directly 19,452,548 shares of Common Stock representing 25.2% of the Issuer’s Common Stock, the Trust beneficially owns 2,164,108 shares of Common Stock representing 2.82% of the Issuer's Common Stock, and Mr. Glazer beneficially owns 21,650,403 shares of Common Stock representing 28.04% of the Issuer's Common Stock, based upon 76,752,805 shares of Common Stock of the Issuer outstanding as of February 28, 2021, as reported in the Issuer’s Form 10K filed with the Securities and Exchange Commission on March 10, 2021.

(b)	The following sets forth, as of the date of this Statement, the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Avram Glazer	21,650,403	28.04%	21,650,403	0	21,650,403	0
Lancer Capital LLC	19,452,548	25.2%	19,452,548	0	19,452,548	0
Avram Glazer Irrevocable Exempt Trust	2,164,108	2.82%	2,164,108	0	2,164,108	0

CUSIP No. 404139107	13D	Page 6 of 8 Pages

Lancer is the record holder of 19,452,548 shares of Common Stock, the Trust is the record holder of 2,164,108 shares of Common Stock, and Mr. Glazer is the record holder of 33,747 shares of Common Stock. Mr. Glazer is the sole owner of Lancer and the Trustee of the Trust, and in such capacities may be deemed to beneficially own the shares held of record by Lancer and the Trust.

(c)	The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	None.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement by and between Lancer Capital LLC and Avram Glazer, dated March 18, 2021.
99.2	10b5-1 Purchase Plan by and between Avram Glazer Irrevocable Exempt Trust and Odeon Capital Group LLC, dated March 17, 2021.

CUSIP No. 404139107	13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2021

Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer

Lancer Capital LLC

By:	Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Sole Member

Avram Glazer Irrevocable Exempt Trust

By: Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Trustee

CUSIP No. 404139107	13D	Page 8 of 8 Pages

Schedule A

Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days

Reporting Person	Date of Transaction	Buy/Sell	Number of Shares Purchased/(Sold)	Price Per Share[1]
Avram Glazer Irrevocable Exempt Trust	3/16/20	Buy	2,164,108	$3.80

1 Excluding any brokerage commissions.